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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
             or Suspension of Duty to File Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                              Virginia Gas Company
                              --------------------
             (Exact name of registrant as specified in its charter)


              Delaware                           000-21523                         87-0443823
             ----------                          ---------                         ----------
   (State or other jurisdiction of         (Commission File Number)            (I.R.S. Employer
           incorporation)                                                    Identification Number)


         200 East Main Street Abingdon, Virginia 24210, (540) 676-2380
         -------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
           (Title of each class of securities covered by this Form)


                                     None
                                     ----
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ X ]          Rule 12h-3(b)(1)(i)      [ X ]
Rule 12g-4(a)(1)(ii)       [   ]          Rule 12h-3(b)(1)(ii)     [   ]
Rule 12g-4(a)(2)(i)        [   ]          Rule 12h-3(b)(2)(i)      [   ]
Rule 12g-4(a)(2)(ii)       [   ]          Rule 12h-3(b)(2)(ii)     [   ]
                                          Rule 15d-6               [   ]


              Approximate number of holders of record as of the
                   certification or notice date:   0


     Effective as of March 28, 2001, Virginia Gas Company, a Delaware corporation ("Virginia Gas"), merged with and into VGC Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of NUI Corporation, a New Jersey corporation, with VGC Acquisition, Inc. as the surviving corporation in such merger. Each outstanding share of common stock, par value $.001 per share, of Virginia Gas was converted into the common stock, no par value, of NUI Corporation and cash in lieu of fractional shares thereof.
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     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, NUI Corporation, as successor issuer to Virginia Gas Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 28, 2001       By: /s/ James R. Van Horn
                           Name:   James R. Van Horn
                           Title:  Chief Administrative Officer, General Counsel
                                   and Secretary